                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER

                      PROSPERITY PARTNERS, INC.
                      -------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-32577
                         Commission File No.

                DELAWARE                      23-3078137
                --------                      ----------
        (State of Incorporation)            (IRS Employer
                                          Identification No.)

                           13155 Noel Road
                             Suite # 800
                           Dallas, TX 75240
                           ----------------
               (Address of principal executive offices)

                             972-934-5581
                             ------------
                     (Issuer's telephone number)

                      PROSPERITY PARTNERS, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about June
7, 2002 to the holders of shares of common stock, par value $0.0001
(the "Common Stock") of Prosperity Partners, Inc., a Delaware
corporation (the "Company").  You are receiving this Information
Statement in connection with the appointment of a new member to the
Company's Board of Directors (the "Board").

     On June 7, 2002, Dotcom Internet Ventures Ltd., the majority shareholder of the Company entered into a Stock Purchase Agreement
(the "Agreement") with Apex Restaurant Partners, Inc., which results in a restructuring of the Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, Dotcom Internet
Ventures Ltd. sold 5,000,000 shares of the Company, representing at that time 100% of the outstanding common stock, to Apex Restaurant
Partners, Inc.  As consideration for the purchase of the shares,
Apex Restaurant Partners, Inc. paid the sum of forty-five thousand dollars ($45,000) cash.

     On June 7, 2002 in accordance with the Agreement, the Board received a letter of resignation from its sole Board member, William
Tay, which is effective upon the appointment of a new Board.
Pursuant to the Agreement, William Tay appointed John J. Todd as the sole director, president, treasurer and secretary of the Company.
John J. Todd will not take office as a director until at least 10 days after this Information Statement is mailed or delivered to all
Company shareholders in compliance with Section 14(f) of the
Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1
thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE
NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

     On June 7, 2002 there were 5,000,000 shares of common stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of June 7, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the
Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                                Amount and
                                                Nature of
                  Name and Address of           Beneficial    Percent of
Title of Class    Beneficial Owner (1)          Ownership     Class (2)
--------------    --------------------------    ---------     ----------
Common Stock      John J. Todd (3)              5,000,000        100%
                  13155 Noel Road
                  Suite # 800
                  Dallas, TX 75240

Common Stock      Apex Restaurant Partners,     5,000,000        100%
                  Inc.
                  13155 Noel Road
                  Suite # 800
                  Dallas, TX 75240

Common Stock      All Officers and Directors    5,000,000        100%
                  as a Group
                  (1 person)

(1) Beneficial ownership has been determined in accordance with Rule
13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 5,000,000 shares issued and outstanding.

(3) John J. Todd is the controlling stockholder of Apex Restaurant
Partners, Inc. and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

Changes in Control

     On June 7, 2002, Apex Restaurant Partners, Inc. acquired
5,000,000 restricted common shares from Dotcom Internet Ventures
Ltd. in a private transaction.  As the controlling stockholder of
Apex Restaurant Partners, Inc., John J. Todd became the "control person" of the Registrant as that term is defined in the Securities
Act of 1933, as amended.  Simultaneously with this transaction,
William Tay resigned as an officer and director and appointed John
J. Todd to the Board and which appointment is effective 10 days after mailing of this Information Statement.  John J. Todd was then named President, Secretary and Treasurer of the Company.

     Prior to the sale, the Company had 5,000,000 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the
Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the
Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following table sets forth the names and ages of the
incoming director and executive officer of the Company, the
principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information
Statement.  The executive officers of the Company are elected annually by the Board.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board.
Unless described below, there are no family relationships among any of the directors and officers.

 Name                Age       Position(s)
 ------------        ---       -----------------------------------
 John J. Todd        41        President, Secretary, Treasurer and
                               Director

     Mr. Todd is presently President and Chief Executive Officer of
Apex Restaurant Partners, Inc., Executive Vice President and Chief
Operating Officer of SonicBlue Corporation, a $300 MM consumer electronics manufacturer.  He previously served as and for almost 3 years as Sr. VP and Chief Financial Officer of Gateway Computer,
Inc., CFO of the Aerospace divisions of Allied Signal, Inc., and
Chief Financial Officer of Boston Market, Inc., a position he held for 2 years.  While at Boston Market, Mr. Todd's responsibilities encompassed menu development, distribution, procurement and
financial management.  Mr. Todd has more than eight years of senior management experience at Pizza Hut (formerly a division of Pepsico)
where he was responsible for overseeing construction & development, re-franchising, new concept development and strategic planning.  A graduate of Virginia's Longwood College, Mr. Todd holds an MBA degree (Finance) from the College of William & Mary.  He serves as an advisor to a number of foodservice and consumer retailing companies and is highly regarded for his financial turnaround capabilities and his successful focus on improving unit economics at the unit level.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the
Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

     The Summary Compensation Table shows certain compensation
information for services rendered in all capacities for the fiscal year ended December 31, 2001.  Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

William Tay          2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
William Tay                  N/A                    N/A                         None                       N/A

Dated:  June 7, 2002               Prosperity Partners, Inc.

                                   /s/ John J. Todd
                                   -----------------------------
                                   John J. Todd, Secretary